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                                                                  EXHIBIT A
VIA FACSIMILE AND
FEDERAL EXPRESS


                                                    May 12,1999

James G. Groninger
Chairman
The Special Committee of the Board of Directors
Designs, Inc.
66 B Street
Needham, Massachusetts 02494

Dear Mr. Groninger:

     We are in receipt of your letter, dated May 5, 1999, which responds to my letter, dated April 28, 1999, to Designs, Inc. ("Designs").

     We are pleased that the Special Committee has determined to pursue our proposal to acquire (either alone or with other participants) Designs. We are most anxious to resolve the remaining due diligence issues. In that regard, we have already been in contact with Designs' representatives regarding the requisite inventory appraisal and review of the relevant information with respect to the $5 million tax assessment by the Internal Revenue Service for the year ending 1992. We hope that the Special Committee continues to actively assist us in completing these matters and related due diligence.

     We are also pleased that the Special Committee concurs with our view regarding the necessity of knowing the position of Levi Strauss & Co. with respect to our proposed acquisition of Designs. In this regard, please confirm that the Special Committee has directed its management or other representatives of Designs to approach Levi Strauss & Co. Since we believe that a positive working relationship with Levi Strauss & Co. is essential to Designs' future success, Jewelcor would welcome the opportunity to participate in any discussions with Levi Strauss & Co.

     Although the actions taken thus far by the Special Committee are encouraging, we were most disappointed that you have not agreed to enter into acquisition discussions exclusively with us. We have already expended significant expenses and management time to pursue a possible acquisition of Designs. Obviously, more diligence has to be done and we are proceeding on an expedited basis and incurring additional expenses.


     After a potential acquiror has made a substantial proposal which could result in the shareholders receiving a significant premium over the recent trading range for the common stock and has incurred substantial expense to pursue such proposal, we believe it is appropriate and customary for the proposed acquiree to grant exclusivity in order to induce the potential acquiror to enter into a definitive agreement. Regrettably, the Special Committee has made a different choice.

     Since the Special Committee has made a determination not to puruse an exclusivity arrangement so long as there exists what it perceives to be significant contingencies, we believe that the most prudent use of our time and resources would be to resolve those contingencies that are within our power. Accordingly, we do not believe that review and comment with respect to your draft agreement is necessary at this time.

     In order to assist us in making a definitive proposal that you may find acceptable, we ask that Designs confirm to us in writing that the Rights Agreement shall be inapplicable to Jewelcor or its affiliates in connection with pursuing its proposal to Designs, including any joint actions by Jewelcor, together with any of the five (5) other largest shareholders of Designs.

     Thank you for your consideration of our proposal and we look forward to working with you.




                                      Sincerely,



                                      /s/ Seymour Holtzman
                                      _____________________
                                      Seymour Holtzman
                                      Chairman and Chief Executive Officer